                                                                EXHIBIT 11(a)(1)

                        EVEREST TAX CREDIT INVESTORS, LLC
                     199 SOUTH LOS ROBLES AVENUE, SUITE 440
                           PASADENA, CALIFORNIA 91101

                                                                   May 12, 1998

                           $310.00 PER UNIT CASH OFFER
             TO ALL UNIT HOLDERS OF LIMITED PARTNERSHIP INTERESTS IN
                   WNC CALIFORNIA HOUSING TAX CREDITS II, L.P.

Dear Unit Holder:

      Enclosed is an OFFER TO PURCHASE up to 1,772 units of limited partnership interests ("Units") in WNC California Housing Tax Credits II, L.P. (the "Partnership") for a cash price of $310.00 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase) per Unit made to you by the Partnership after April 14, 1998 and less any tax credits which are allocated to selling Unit Holders after June 30, 1998 (allocable at the rate of approximately $9.67 per month per Unit), and less any Partnership transfer fees.

      PLEASE CONSIDER THE FOLLOWING POINTS:

      o The Partnership's publicly filed documents state that there is no established public trading market for the Units and it is not anticipated that any public market will develop. Partnership Spectrum, an independent industry publication, reflects ONLY FIVE TRANSFERS OF THE UNITS BETWEEN DECEMBER 1, 1995 AND JANUARY 31, 1998.

      o Everest estimates, based on the Partnership's public filings and assuming a sale date of June 30, 1998, that most sellers will receive the following cumulative after-tax benefits from inception of the Partnership for each Unit sold to Everest:

                                                                                   Total
                                                                                  After-Tax
                                                        1998 Tax Effects*         Benefit*
      -------------------------------------------------------------------       ------------
      Cash ..........................................                           $     310.00
      Tax deduction against ordinary income .........      $     575.00
         Tax benefit ................................                           $     207.00
      Long-term capital loss ........................      $     115.00
         Tax benefit ................................                           $      23.00
      Estimated tax credits from inception to 6/30/98                           $   1,154.00
                                                                                ------------
      TOTAL BENEFIT* ................................                           $   1,694.00

            * Assumes: the Units were held by individuals from inception; each seller can fully utilize the long term capital loss recognized upon the sale of the Units; prior passive activity losses have not been utilized; ordinary income and capital gain federal tax rates of 36% and 20%, respectively; and the sellers sell all of their interest in the Partnership. See "CERTAIN FEDERAL INCOME TAX MATTERS."

      o The Offer is an immediate opportunity for Unit Holders to liquidate their investment in the Partnership, but Unit Holders who tender their Units will be giving up the opportunity to participate in any potential future benefits, including allocations of tax credits and passive activity losses, from ownership of Units.

      We encourage you to read the Offer to Purchase completely and to return your completed Letter of Transmittal promptly. The Offer is scheduled to expire on June 15, 1998.

      For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).

                                               Sincerely,

                                               Everest Tax Credit Investors, LLC

                           OFFER TO PURCHASE FOR CASH
              UP TO 1,772 UNITS OF LIMITED PARTNERSHIP INTERESTS IN
                   WNC CALIFORNIA HOUSING TAX CREDITS II, L.P.
                                       FOR
                                $310.00 PER UNIT
                                       BY
                        EVEREST TAX CREDIT INVESTORS, LLC

        THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT
           12:00 MIDNIGHT, NEW YORK CITY TIME ON MONDAY, JUNE 15, 1998
                          UNLESS THE OFFER IS EXTENDED.

      Everest Tax Credit Investors, LLC, a California limited liability company, (the "Purchaser" or "Everest"), is offering to purchase up to 1,772 units of limited partnership interests ("Units") in WNC California Housing Tax Credits II, L. P., a California limited partnership (the "Partnership"), at a net cash price of $310.00 per Unit (the "Purchase Price"), without interest, less the amount of the Distributions (as defined below) per Unit, if any, made to the holders of Units ("Unit Holders") by the Partnership after April 14, 1998 and less any tax credits allocated to selling Unit Holders after June 30, 1998 (allocable at approximately $9.67 per month per Unit), and less any transfer fees imposed by the Partnership for each transfer. The Offer (as defined below) is subject to certain terms and conditions. This Offer is upon the terms set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Transfer and Letter of Transmittal (the "Letter of Transmittal"), as each may be supplemented or amended from time to time. The Offer to Purchase and the Letter of Transmittal constitute the "Offer." The Offer is not conditioned upon financing.

                               ------------------

           For More Information or for Further Assistance Please Call
                          or Contact the Purchaser at:

                           EVEREST PROPERTIES II, LLC
                                    (MANAGER)
                           199 SOUTH LOS ROBLES AVENUE
                                    SUITE 440
                           PASADENA, CALIFORNIA 91101
                                 (626) 585-5920
                           (800) 611-4613 (TOLL FREE)

May 12, 1998

                                TABLE OF CONTENTS

                                                                            PAGE

INTRODUCTION.........................................................        1
     PURPOSE OF THE OFFER............................................        1
DETAILS OF THE OFFER.................................................        2
     1.  TERMS OF THE OFFER; EXPIRATION DATE; PRORATION..............        2
     2.  ACCEPTANCE FOR PAYMENT AND PAYMENT OF
         PURCHASE PRICE..............................................        2
     3.  PROCEDURE TO ACCEPT THE OFFER...............................        3
     4.  DETERMINATION OF VALIDITY, REJECTION OF UNITS, WAIVER
         OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS.........        4
     5.  WITHDRAWAL RIGHTS...........................................        4
     6   EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT..........        4
     7.  CONDITIONS OF THE OFFER.....................................        5
     8.  BACKUP FEDERAL INCOME TAX WITHHOLDING.......................        6
     9.  FIRPTA WITHHOLDING..........................................        6
CERTAIN INFORMATION CONCERNING THE PARTNERSHIP.......................        6
     GENERAL.........................................................        6
     OUTSTANDING UNITS...............................................        8
     SELECTED FINANCIAL AND PROPERTY RELATED DATA....................        8
     PRIOR ACQUISITIONS OF UNITS AND PRIOR CONTACTS..................        8
DETERMINATION OF PURCHASE PRICE......................................        8
     TRADING HISTORY OF THE UNITS....................................        8
     REMAINING TAX CREDITS...........................................        8
CERTAIN INFORMATION CONCERNING THE PURCHASER.........................        9
     THE PURCHASER...................................................        9
     LETTER AGREEMENT FOR OPTION TO PURCHASE SECURITIES..............        9
     GENERAL.........................................................        9
     SOURCE OF FUNDS.................................................        9
FUTURE PLANS OF THE PURCHASER........................................        10
EFFECTS OF THE OFFER.................................................        10
     FUTURE BENEFITS OF UNIT OWNERSHIP...............................        10
     LIMITATIONS ON RESALES..........................................        10
     INFLUENCE ON VOTING DECISIONS BY THE PURCHASER..................        10
CERTAIN FEDERAL INCOME TAX MATTERS...................................        10
CERTAIN LEGAL MATTERS................................................        12
     GENERAL.........................................................        12
     STATE TAKEOVER STATUTES.........................................        12
     FEES AND EXPENSES...............................................        12
     MISCELLANEOUS...................................................        12
SCHEDULE I - DIRECTORS AND EXECUTIVE OFFICERS........................        14
APPENDIX A...........................................................        A-1
     PART I - SELECTED FINANCIAL DATA................................        A-1
     PART II - PROPERTY DESCRIPTIONS.................................        A-4


                                  INTRODUCTION

      The Purchaser hereby offers to purchase up to 1,772 Units of limited partnership interests in the Partnership at a cash purchase price of $310.00 per Unit, without interest, less the amount of Distributions per Unit, if any, made to Unit Holders by the Partnership after April 14, 1998, less tax credits allocated after June 30, 1998 (allocable at approximately $9.67 per month per Unit), and less any transfer fees imposed by the Partnership for each transfer.

      PURPOSE OF THE OFFER. The purpose of the Offer is for the Purchaser to acquire a substantial equity interest in the Partnership primarily for investment.

      In considering the Offer, Unit Holders may wish to consider the following:

      o The Partnership's publicly filed documents state that there is no established public trading market for the Units and it is not anticipated that any public market will develop. Partnership Spectrum, an independent industry publication, reflects ONLY FIVE TRANSFERS OF THE UNITS BETWEEN DECEMBER 1, 1995 AND JANUARY 31, 1998. For further information, see "DETERMINATION OF PURCHASE PRICE -- TRADING HISTORY OF THE UNITS."

      o The Purchaser estimates, based on the Partnership's public filings and assuming a sale date of June 30, 1998, that most sellers will receive the following cumulative after-tax benefits from inception of the Partnership for each Unit sold to Purchaser:

                                                                                  Total
                                                                                 After-Tax
                                                        1998 Tax Effects*        Benefit*
      -------------------------------------------------------------------       ------------
      Cash ..........................................                           $     310.00
      Tax deduction against ordinary income .........      $     575.00
         Tax benefit ................................                           $     207.00
      Long-term capital loss ........................      $     115.00
         Tax benefit ................................                           $      23.00
      Estimated tax credits from inception to 6/30/98                           $   1,154.00
                                                                                ------------
      TOTAL BENEFIT* ................................                           $   1,694.00

            * Assumes: the Units were held by individuals from inception; each seller can fully utilize the long term capital loss recognized upon the sale of the Units; prior passive activity losses have not been utilized; ordinary income and capital gain federal tax rates of 36% and 20%, respectively; and the sellers sell all of their interest in the Partnership. See "CERTAIN FEDERAL INCOME TAX MATTERS."

      o The Purchaser estimates, based on the Partnership's public filings, that the value of the remaining tax credits in the Units is approximately $536.00 per Unit from July 1998 through December 2004. Current tax laws restrict individual use of both tax credits and passive losses. The Purchaser is offering a guaranteed $310.00 per Unit in cash now, and sellers of Units can avoid the risk of tax credit recapture after 1998.

      o The Offer allows Unit Holders to dispose of their Units without incurring the sales commissions (approximately 5% to 10%) typically associated with transfers of Units arranged through brokers or other intermediaries.

      o Unit Holders who accept the Offer for all their Units will receive no further Partnership K-1's after the 1998 K-1.

      o The Purchaser is making the Offer with a view to making a profit for itself. Accordingly, there is a conflict between the desire of the Purchaser to purchase Units at a low price and the desire of the Unit Holders to sell their Units at a high price.

      o The Offer is an immediate opportunity for Unit Holders to liquidate their investments in the Partnership, but Unit Holders who tender their Units will be giving up the opportunity to participate in any potential future benefits, including allocations of tax credits and passive activity losses, from ownership of Units.

      Each Unit Holder must make its own decision, based on the Unit Holder's particular circumstances, whether to tender Units and, if so, how many Units to tender. Unit Holders should consult with their respective advisors about the financial, tax, legal and other implications of accepting the Offer.

                              DETAILS OF THE OFFER

      1. Terms of the Offer; Expiration Date; Proration. On the terms and subject to the conditions of the Offer, the Purchaser will accept and purchase up to 1,772 Units that are validly tendered in accordance with the procedures set forth in Section 3 on or prior to the Expiration Date and not withdrawn in accordance with the procedures set forth in Section 5 ("Properly Tendered"). For purposes of the Offer, the term "Expiration Date" means 12:00 Midnight, New York City time on Monday, June 15, 1998, unless the Purchaser in its sole discretion extends the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date to which the Offer is extended by the Purchaser.

      If, prior to the Expiration Date, the Purchaser increases the Purchase Price offered to the Unit Holders pursuant to the Offer, the increased Purchase Price will be paid for all Units accepted for payment pursuant to the Offer, whether or not the Units were tendered prior to the increase in consideration.

      If more than 1,772 Units are Properly Tendered (or if the number of Units that are Properly Tendered exceeds the number that can be transferred without imposing limitations on resales) the Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for an aggregate of 1,772 Units (or, if less, the maximum number of Units which can be transferred without imposing limitations on resales), pro rata, according to the number of Units that are Properly Tendered by each Unit Holder, with appropriate adjustments to avoid purchases of fractional Units and purchases that would cause a Unit Holder who sells fewer than all of its Units to continue to hold fewer than 5 Units. If the number of Units that are Properly Tendered is less than or equal to 1,772 Units (or, if less, the maximum number of Units which can be transferred without imposing limitations on resales), the Purchaser will purchase all Units that are Properly Tendered, upon the terms and subject to the conditions of the Offer.

      If proration of tendered Units is required, the Purchaser may not be able to announce the final results of the proration until at least seven business days after the Expiration Date because of the difficulty of determining the proration results. The Purchaser does not intend to pay for any Units accepted for payment pursuant to the Offer until the final proration or other adjustment results are known.

      If on or prior to the Expiration Date any or all of the conditions of the Offer have not been satisfied or waived, the Purchaser reserves the right to:
(i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units, (ii) waive the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), purchase all Units that are Properly Tendered,
(iii) extend the Offer and, subject to the right of Unit Holders to withdraw Units until the Expiration Date, retain previously tendered Units for the period or periods for which the Offer is extended, and (iv) amend the Offer.

      2. Acceptance for Payment and Payment of Purchase Price. On the terms and subject to the conditions of the Offer, the Purchaser will purchase and will pay for up to 1,772 Units that are Properly Tendered, as promptly as practicable following the Expiration Date. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Purchaser of: (i) a properly completed and duly executed and acknowledged Letter of Transmittal (or facsimile thereof), (ii) any other documents required in accordance with the Letter of Transmittal, and (iii) written confirmation from the Partnership of the transfer of the Units to the Purchaser.

      UNDER NO CIRCUMSTANCE WILL INTEREST ON THE PURCHASE PRICE BE PAID, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

      If any tendered Units are not purchased for any reason (other than proration adjustments), the original Letter of Transmittal with respect to the Units may be destroyed by the Purchaser. If for any reason acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered, then, without prejudice to the Purchaser's rights under Section 4, the Purchaser may, nevertheless, retain documents concerning tendered Units, and those Units may not be withdrawn except to the extent that the tendering Unit Holders are otherwise entitled to withdrawal rights as described in Section 5; subject, however, to the Purchaser's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay Unit Holders the Purchase Price in respect of Units tendered or return documents, if any, representing those Units promptly after termination or withdrawal of the Offer.

3. PROCEDURE TO ACCEPT THE OFFER. A UNIT HOLDER MAY TENDER ANY OR ALL OF THE UNITS OWNED BY THAT UNIT HOLDER. FOR UNITS TO BE VALIDLY TENDERED PURSUANT TO THE OFFER, THE PURCHASER MUST RECEIVE, AT THE ADDRESS LISTED ON THE BACK PAGE OF THIS OFFER TO PURCHASE ON OR PRIOR TO THE EXPIRATION DATE, A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL, THE ORIGINAL PARTNERSHIP CERTIFICATE (IF AVAILABLE) AND ALL DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL.

      The method of delivery of the Letter of Transmittal, and all other required documents is at the option and risk of the tendering Unit Holder, and delivery will be deemed made only when actually received by the Purchaser. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to assure timely delivery.

      A Unit Holder may tender any or all of the Units owned by that Unit Holder; provided; however, that to comply with the Partnership Agreement, if the Unit Holder desires to tender less than all of its Units, the Unit Holder must retain at least 5 Units. By executing and delivering a Letter of Transmittal, a tendering Unit Holder irrevocably appoints the Purchaser and its officers and any other designee of the Purchaser, and each of them, the attorneys-in-fact and proxies of the Unit Holder, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the Unit Holder's rights with respect to the Units tendered by the Unit Holder and accepted for payment by the Purchaser (and with respect to any and all distributions, other Units, rights or other securities issued or issuable in respect thereof (collectively, "Distributions")), including without limitation the right to direct any IRA custodian, trustee or other record owner to execute and deliver the Letter of Transmittal, the right to accomplish a withdrawal of any previous tender of the Unit Holder's Units and the right to complete the transfer contemplated thereby. All such proxies will be considered coupled with an interest in the tendered Units, are irrevocable and are granted in consideration of, and are effective upon, the acceptance for payment of the Units by the Purchaser in accordance with the terms of the Offer. Upon acceptance for payment, all prior powers of attorney and proxies given by the Unit Holder with respect to the Units and Distributions will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given (and, if given, will be without force or effect). The officers and designees of the Purchaser will, with respect to the Units for which the appointment is effective, be empowered to exercise all voting and other rights of the Unit Holder as they in their sole discretion may deem proper at any meeting of the Partnership or any adjournment or postponement thereof. In order for Units to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of the Units, the Purchaser or its designee must be able to exercise full voting rights with respect to the Units, including voting at any meeting of the Partnership's Limited Partners.

      By executing and delivering a Letter of Transmittal, a tendering Unit Holder irrevocably assigns to the Purchaser and its assigns all of the right, title and interest of the Unit Holder in and to any and all Distributions or tax credit allocations made by the Partnership from and after the date of acceptance with respect to Units accepted for payment and thereby purchased by the Purchaser.

      4. Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions about the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders of any particular Units determined by it not to be in proper form or if the acceptance of or payment for those Units may, in the opinion of Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive or amend any of the conditions of the Offer that it is legally permitted to waive and to waive any defect in any tender with respect to any particular Units. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal) will be final and binding. No tender of Units will be deemed to have been validly made until all defects have been cured or waived. Neither the Purchaser nor any other person will be under any duty to give notification of any defects in the tender of any Units or will incur any liability for failure to give any such notification.

      A tender of Units pursuant to the procedure described above and the acceptance for payment of such Units will constitute a binding agreement between the tendering Unit Holder and the Purchaser on the terms set forth in the Offer.

      For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to this Offer, and thereby purchased, Properly Tendered Units if, as and when the Purchaser gives written notice to the Partnership or its Transfer Agent of the Purchaser's acceptance of those Units for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units accepted for payment pursuant to the Offer will be made and transmitted directly to Unit Holders whose Units have been accepted for payment.

      5. Withdrawal Rights. Tenders of Units made pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after July 13, 1998. If purchase of, or payment for, Units is delayed for any reason, including extension by the Purchaser of the Expiration Date, or if the Purchaser is unable to purchase or pay for Units for any reason (for example, because of proration adjustments) then, without prejudice to the Purchaser's rights under the Offer, tendered Units may be retained by the Purchaser and may not be withdrawn, except to the extent that tendering Unit Holders are otherwise entitled to withdrawal rights as set forth in this Section 5; subject, however, to the Purchaser's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unit Holders the Purchase Price in respect of Units tendered promptly after termination or withdrawal of the Offer.

      For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Purchaser at its address listed on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person(s) who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

      All questions about the validity and form (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. Neither the Purchaser nor any other person will be under any duty to give notice of any defects in any notice of withdrawal or incur any liability for failure to give any such notice.

      6. Extension of Tender Period; Termination; Amendment. The Purchaser expressly reserves the right, in its sole discretion, at any time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) to terminate the Offer and not accept for payment any Units not already accepted for payment, (iii) upon the occurrence of any of the conditions specified in Section 7, to delay the acceptance for payment of, or payment for, any Units not already accepted for payment or paid for, and (iv) to amend the Offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the number of Units being sought, or both). Notice of any such extension, termination or amendment will promptly be disseminated to Unit Holders in a manner reasonably designed to inform Unit Holders of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m. New York City time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act. If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act.

      7. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders of, or filings with, or expirations of waiting periods imposed by, any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the Offer shall not have occurred or been filed, or obtained. Furthermore, notwithstanding any other term of the Offer and in addition to the Purchaser's right to withdraw the Offer at any time before the Expiration Date, the Purchaser will not be required to accept for payment or pay for any Units, or may delay the acceptance for payment of the Units tendered if, at any time on or after the date of the Offer and before the acceptance of such Units for payment or the payment therefor, any of the following conditions exists:

      (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental agency shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Units by the Purchaser, (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of both legal and beneficial ownership of the Units, (iii) requires divestiture by the Purchaser of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchaser as a result of the transactions contemplated by the Offer, (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser, or the Partnership, or (vi) seeks to impose any material condition to the Offer unacceptable to the Purchaser;

      (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) of paragraph (a) above;

      (c) any change or development shall have occurred or been threatened or disclosed in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which is or may be materially adverse to the Partnership, or there shall be any material lien not disclosed in the Partnership's financial statements, or the Purchaser shall have become aware of any fact that does or may have a material adverse effect on the value of the Units or the Properties (as defined below);

      (d) the General Partner (as defined below) of the Partnership shall have failed or refused to take all other action that the Purchaser deems necessary, in the Purchaser's judgment, for the Purchaser to be the registered owner of the Units tendered and accepted for payment hereunder simultaneously with the consummation of the Offer or as soon thereafter as is permitted under the Partnership Agreement, in accordance with the Partnership Agreement and applicable law;

      (e) there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Units pursuant to the Offer or otherwise directly or indirectly relating to the

Offer, or otherwise, in the sole judgment of the Purchaser, adversely affecting the Purchaser, the Partnership or the Properties or the value of the Units or the benefits expected to be derived by the Purchaser as a result of the transactions contemplated by the Offer;

      (f) the Partnership shall have (i) issued, or authorized or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Units, (iii) declared or paid any Distribution, other than in cash, on any of the Units, or (iv) the Partnership or the General Partner shall have authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business; or

      (g) the General Partner shall have modified, or taken any step or steps to modify, in any way, the procedures or regulations applicable to the registration of Units or transfers of Units on the books and records of the Partnership or the admission of transferees of Units as registered owners and as Unit Holders.

      The foregoing conditions are for the sole benefit of the Purchaser and may be (but need not be) asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time in its sole discretion. Any determination by the Purchaser concerning the events described above will be final and binding upon all parties.

      8. Backup Federal Income Tax Withholding. To prevent the possible application of backup federal income tax withholding of 31 percent with respect to payment of the Purchase Price, a tendering Unit Holder must provide the Purchaser with the Unit Holder's correct taxpayer identification number in the space provided in the Letter of Transmittal.

      9. FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to ten percent of the amount of the Purchase Price plus Partnership liabilities allocable to each Unit purchased, the Letter of Transmittal includes FIRPTA representations certifying the Unit Holder's taxpayer identification number and address and that the Unit Holder is not a foreign person.

                 CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

      Information contained in this section is based upon documents and reports publicly filed by the Partnership, including the Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "Form 10-K"). Although the Purchaser has no information that any statements contained in this section are untrue, the Purchaser has not independently investigated the accuracy of statements, and takes no responsibility for the accuracy, inaccuracy, completeness or incompleteness of any of the information contained in this section or for the failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information.

      General. The Partnership is a California limited partnership formed under the laws of the State of California on September 13, 1990. Its principal executive offices are located at 3158 Redhill Avenue, Suite 120, Costa Mesa, CA 92626. The general partner of the Partnership is WNC Tax Credit Partners, L.P. (the "General Partner"). WNC & Associates, Inc. and Wilfred N. Cooper, Sr. are the general partners of WNC Tax Credit Partners, L.P. The business of the Partnership is conducted primarily through WNC & Associates, Inc., as the Partnership has no employees of its own.

      The Partnership was formed to acquire limited partnership interests in local limited partnerships ("Local Limited Partnerships") which own multifamily apartment complexes that are eligible for low-income housing federal and California income tax credits ("the Low Income Housing Credit"). The Partnership's principal business therefore consists of investing as a limited partner in Local Limited Partnerships each of which will own and operate an apartment complex ("Apartment Complex" or "Property"), which will qualify for the Low Income Housing Credit. In general, under Section 42 of the Internal Revenue Code, an owner of low-income housing can receive the Low Income Housing Credit to be used against Federal taxes otherwise due in each year of a ten year period. In general, under Section 17058 of the California Revenue and Taxation Code, an owner of low-income housing can receive the Low Income Housing Credit to be used against California taxes otherwise due in each year of a four year period. The Apartment Complex is subject to a fifteen-year compliance period (the "Compliance Period").

      The Partnership issues Units and invests in Local Limited Partnerships on behalf of the Units issued. The Partnership commenced offering Units on January 22, 1991 and completed the offering on January 21, 1993, with a total of 17,726 Units issued for $17,726,000. The net proceeds available for investment were disbursed for the payment of acquisition fees and acquisition expenses, the establishment of reserves, the payment of operating expenses and the acquisition of investments in Local Limited Partnerships which own the Apartment Complexes. Although not presently the case, the Partnership previously had identified its investments in advance of receipt of sufficient cash capital to fund the investments. As of December 31, 1997, the Partnership had invested $7,291,595 and held investments in 15 Local Limited Partnerships which own and operate Apartment Complexes consisting of 777 apartment units. As of December 31, 1997, all the Apartment Complexes were completed and in operation. Each Apartment Complex owned by the Local Limited Partnership is eligible for federal Low Income Housing Tax Credit. Twelve of the fifteen Apartment Complexes are eligible for the California Low Income Housing Credit. The limited partners received $117 and $116 federal Low Income Housing Credits per Unit for the years 1997 and 1996, respectively and $27 and $37 state Low Income Housing Credits per Unit for the years 1997 and 1996, respectively. All of the Local Limited Partnerships also benefit from government programs promoting low and moderate income housing.

      Each of the Local Limited Partnerships has received financial assistance from the FmHA. The Partnership's ability to exercise the voting rights granted it under the Local Limited Partnership Agreements and to transfer its Local Limited Partnership interests is subject to restrictions which would not be present if assistance were received. In this regard, FmHA approval generally will be required in connection with the removal of a Local General Partner, the sale of an Apartment Complex or the sale of a Local Limited Partnership interest. Any such approval may be withheld upon the discretion of FmHA.

      Attached to this Offer to Purchase as Part II of Appendix A is a schedule of the Apartment Complexes held as of December 31, 1997, and further information.

      The Partnership's operating profits and losses (subject to certain priority allocations and distributions) and tax credits are allocated 99% to limited partners and 1% to the General Partner. Subject to the terms of the Partnership Agreement, the benefits of ownership of any Unit which is transferred during the year shall be allocated between the transferee and the transferor based upon the number of quarterly periods that each was the holder of the Units. The Partnership's investment objectives do not include receipt of significant cash flow from the Local Limited Partnerships in which it invests. Investments in Local Limited Partnerships are made principally with a view towards realizing Low Income Housing Credits for allocation to the Partnership's General Partner and limited partners.

      In general, in order to avoid recapture of Low Income Housing Credits, the Partnership does not expect that it will dispose of its interests in Local Limited Partnerships or approve the sale by a Local Limited Partnership of any Apartment Complex prior to the end of the applicable Compliance Period. The Form 10-K does not indicate that any Local Limited Partnership in which the Partnership has invested has suffered an event of recapture.

      The Partnership is subject to the information reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial results and other matters. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or electronically at http://www.sec.gov. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549.

      Outstanding Units. According to the Form 10-K, there were 17,726 Units issued and outstanding, held by approximately 1,273 Unit Holders, as of December 31, 1997.

      Selected Financial and Property Related Data. Attached as Appendix A is a summary of certain financial and statistical information with respect to the Partnership and the Properties, all of which has been taken from the Form 10-K. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission, and Appendix A is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein.

      Prior Acquisitions of Units and Prior Contacts. Neither the Purchaser nor any of its affiliates holds any Units of the Partnership. During the past year, Purchaser had several conversations with representatives of the Partnership and its affiliates regarding an investment in, or acquisition of, some or all of the equity stock of certain Partnership affiliates and regarding a proposal by Purchaser to acquire the tax credits held by the general partners of the Partnership and other affiliated partnerships. In connection with such discussions, the Purchaser received information regarding the value of such tax credits. Purchaser's proposal included a provision for the Purchaser to receive a list of the Unit Holders for the purpose of making a tender offer to acquire Units. Purchaser's proposal was not accepted and no agreements were reached. On May 11, 1998, the Purchaser informed representatives of the Partnership of its desire to make an offer to purchase Units and requested a list of Unit Holders for such purpose. As of the date of this Offer, the Purchaser has received no response. Except as set forth above, neither the Purchaser nor its affiliates are party to any past, present or proposed material contracts, arrangements, understandings, relationships, or negotiations with the Partnership or with the General Partner concerning the Partnership.

                         DETERMINATION OF PURCHASE PRICE

      In establishing the Purchase Price, the Purchaser reviewed certain publicly available information including among other things: (i) the Partnership Agreement and (ii) the Form 10-K. Based on that information, the Purchaser considered several factors, some of which are discussed below.

      Trading History of the Units. Secondary market sales activity for the Units, including privately negotiated sales, has been limited and highly sporadic. The Form 10-K states that "[t]he Units are not traded on a public
exchange....It is not anticipated that any public market will develop for the purchase and sale of any Unit." At present, privately negotiated sales and sales through intermediaries (such as through the American Partnership Board) are the only means available to a Unit Holder to liquidate an investment in Units (other than this Offer or other occasional offers by other partnership investors, if any) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system.

      According to Partnership Spectrum, an independent third party publication, there have been five sales of the Partnership's Units from December 1, 1995 to January 31, 1998: two in June-July 1996, for $505.00 per Unit; one in February-March 1997, for $440.00 per Unit; one in April-May 1997, for $530.75 per Unit; and one in April-May 1997, for $580 per Unit. Sales may be conducted which are not reported in the Partnership Spectrum and the prices of sales through other channels may differ from those reported by the Partnership Spectrum. The reported gross sales prices may not reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions (approximately 5% to 10%) and other secondary market transaction costs. The Purchaser does not know whether the information provided by the Partnership Spectrum is accurate or complete.

      Remaining Tax Credits. Based on information contained in public filings, the Purchaser believes that additional tax credits of approximately $536.00 per Unit will be available to Unit Holders who hold their Units through 2004.

                  CERTAIN INFORMATION CONCERNING THE PURCHASER

      The Purchaser. The Purchaser is a California limited liability company that was formed in 1997. The principal office of the Purchaser is 199 South Los Robles Avenue, Suite 440, Pasadena, CA 91101. Everest Tax Credit Investors, LLC is owned by Everest Properties II, LLC, a California limited liability company ("EPII"), and by Imperial Bank, a California state-chartered bank. Imperial Bank is the wholly owned operating subsidiary of Imperial Bancorp, a bank holding company registered under the Bank Holding Company Act of 1956. The Manager of the Purchaser is EPII, and it is the person that manages Purchaser's affairs. For certain information concerning the directors and executive officers of EPII, Imperial Bank and Imperial Bancorp, see Schedule I to the Offer to Purchase.

      Letter Agreement for Option to Purchase Securities. The Purchaser has entered into a certain Letter Agreement for the Option to Purchase Securities, dated April 29, 1998 (the "Option Agreement"), by and among the Purchaser, Global Capital Management, Inc. ("GCM") and Valley Creek Capital, Inc. ("Valley Creek"). Pursuant to the terms of the Option Agreement, Purchaser has granted or will caused to be granted to Valley Creek an option to purchase up to 50% of the total Units tendered in the Offer for the same price paid by Purchaser. A copy of the Option Agreement is filed as an exhibit to Purchaser's Schedule 14D-1. For certain information concerning the directors and executive officers of GCM and Valley Creek, see Schedule I to the Offer to Purchase. The inclusion of information concerning GCM and Valley Creek does not constitute an acknowledgment or agreement that either of them is a co-bidder in the Offer.

      General. Except as set forth above or elsewhere in this Offer to Purchase:
(i) each of the Purchaser, GCM and Valley Creek does not beneficially own or have a right to acquire, and, to the best knowledge of the Purchaser, GCM and Valley Creek, no associate or majority-owned subsidiary of any of them or the persons listed in Schedule I hereto, beneficially owns or has a right to acquire any Units or any other equity securities of the Partnership; (ii) each of the Purchaser, GCM and Valley Creek has not, and to the best knowledge of the Purchaser, GCM and Valley Creek, none of the persons and entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has, effected any transaction in the Units or any other equity securities of the Partnership during the past 60 days other than as stated in this Offer; (iii) each of the Purchaser, GCM and Valley Creek does not have and, to the best knowledge of the Purchaser, GCM and Valley Creek, none of the persons listed in
Schedule I hereto has, any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, the transfer or voting thereof, joint ventures, loan arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations; (iv) since December 31, 1994, there have been no transactions which would require reporting under the rules and regulations of the Commission between the Partnership or any of its affiliates and any of the Purchaser, GCM or Valley Creek or any of their subsidiaries or, to the best knowledge of the Purchaser, GCM and Valley Creek, any of their executive officers, directors or affiliates; and (v) since December 31, 1994 except as otherwise stated in this Offer, there have been no contacts, negotiations or transactions between the Purchaser, GCM or Valley Creek, or any of their subsidiaries or, to the best knowledge of the Purchaser, GCM and Valley Creek, any of the persons listed in Schedule I hereto, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets of the Partnership.

      Source of Funds. Based on the Purchase Price of $310.00 per Unit, the Purchaser estimates that the total amount of funds necessary to purchase all Units sought by this Offer and to pay related fees and expenses, will be approximately $564,320. The Purchaser expects to obtain these funds by means of equity capital contributions from its members at the time the Units tendered pursuant to the Offer are accepted for payment. Such members will fund their capital contributions through existing cash and other financial assets which in the aggregate are sufficient to provide the funds required in connection with the Offer without any additional borrowings. If Valley Creek exercises fully its option under the Option Agreement, approximately half of such funds would be paid by Valley Creek. Valley Creek has informed Purchaser that Valley Creek would obtain such funds from capital contribution of its members.

                          FUTURE PLANS OF THE PURCHASER

      The Purchaser is seeking to acquire Units pursuant to the Offer to obtain a substantial equity interest in the Partnership, primarily for investment. Following the completion of the Offer, the Purchaser and persons related to or affiliated with the Purchaser may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable by the Purchaser in its sole discretion. Any such acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer, and may be for cash or other consideration. The Purchaser also may consider selling some or all of the Units it acquires pursuant to the Offer, either directly or by a sale of one or more interests in the Purchaser itself, depending upon liquidity, strategic, tax and other considerations.

      The Purchaser does not currently intend to change current management or the operation of the Partnership and does not have current plans for any extraordinary transaction involving the Partnership. However, these plans could change at any time in the future. If any transaction is effected by the Partnership and financial benefits accrue to the Unit Holders, the Purchaser and its affiliates will participate in those benefits to the extent of their ownership of the Units.

      The Purchaser has no present plans or proposals that would result in an extraordinary transaction, such as a merger, reorganization, liquidation, reallocation of operations or sale or transfer of assets involving the Partnership or any material changes in the Partnership's structure, business or composition of its management or personnel.

                              EFFECTS OF THE OFFER

      Future Benefits of Unit Ownership. Tendering Unit Holders shall receive cash in exchange for their Units purchased by the Purchaser and will forego all future distributions and tax credit and loss allocations from the Partnership with respect to such Units.

      Limitations on Resales. Transfers of 50% or more of the Units in a twelve-month period may result in a termination of the Partnership for federal income tax purposes and would also result in a recapture of tax credits. Pursuant to the Partnership Agreement, no sale, exchange, transfer or assignment of any Units may be made if such sale, exchange, transfer or assignment will have the effect as stated in the preceding sentence. Any deferred sales or exchanges, if made, shall be made (in chronological order to the extent practicable) as of the first day of a fiscal quarter after the end of any such twelve-month period. The Purchaser believes that its Offer (for approximately 10% of the Units) will not likely result in a tax termination.

      Influence on Voting Decisions by the Purchaser. Under the Partnership Agreement, Unit Holders holding a majority of the Units are entitled to take action with respect to a variety of matters, including removal of the General Partner, dissolution and termination of the Partnership, and approval of most types of amendments to the Partnership Agreement. If the Purchaser obtains all or most of the 1,772 Units sought, the influence of Purchaser and its affiliates on such actions may be significant.

                       CERTAIN FEDERAL INCOME TAX MATTERS

      The following summary is a general discussion of certain of the federal income tax consequences of a sale of Units pursuant to the Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, and judicial authority, all as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unit Holder in light of such Unit Holder's specific circumstances, nor does it describe any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions under applicable state, local, foreign and other tax laws. UNIT HOLDERS SHOULD CONSULT THEIR

RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THE UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

      In general, a Unit Holder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Unit Holder's "amount realized" on the sale and (ii) the Unit Holder's adjusted tax basis in the Units sold. The amount of a Unit Holder's adjusted tax basis in a Unit will vary depending upon the Unit Holder's particular circumstances, and it will include the amount of the Partnership's liabilities allocable to the Unit (as determined under Code Section 752). The "amount realized" with respect to a Unit will be a sum equal to the amount of cash received by the Unit Holder for the Unit pursuant to the Offer (that is, the Purchase Price), plus the amount of the Partnership's liabilities allocable to the Unit (as determined under Code
Section 752).

      The gain or loss recognized by a Unit Holder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Unit Holder as a capital asset. Recent changes to the tax laws made by the Taxpayer Relief Act of 1997 (the "Act") modified applicable capital gain rates and holding periods. Gain with respect to Units held for more than 18 months will be taxed at a maximum long-term capital gain rate of 20 percent. Gain with respect to Units held more than one year but less than 18 months will be taxed at a maximum mid-term capital gain rate of 28 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates. It should also be noted that the Act imposed depreciation recapture of previously deducted straight line depreciation with respect to real property at a rate of 25 percent (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Unit Holder with respect to a disposition of the Units may be subjected to this 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.

      Capital losses are deductible only to the extent of capital gains, except that taxpayers who are natural persons may deduct up to $3,000 per year of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a "C" corporation's carry-forward period is five years and an individual taxpayer can carry forward such losses indefinitely).

      A tendering Unit Holder will be allocated a pro rata share of the Partnership's tax credits and taxable income or loss for the year of the sale with respect to the Units sold in accordance with the provisions of the Partnership Agreement concerning transfers of Units. Such allocations and any cash distributed by the Partnership to the Unit Holder for that year will affect the Unit Holder's adjusted tax basis in Units and, therefore, the amount of such Unit Holder's taxable gain or loss upon a sale of Units pursuant to the Offer.

      Under Code Section 469, individuals, S corporations and certain closely-held corporations generally are able to deduct "passive activity losses" in any year only to the extent of the person's passive activity income for that year. Substantially all post-1986 losses of Unit Holders from the Partnership are passive activity losses. Unit Holders may have "suspended" passive activity losses from the Partnership (i.e., post-1986 net taxable losses in excess of statutorily permitted "phase-in" amounts and which have not been used to offset income from other passive activities). The benefits estimated to be realized by each seller of a Unit assumes that all of the seller's losses from the Partnership have been suspended and not utilized.

      If a Unit Holder sells less than all of its Units pursuant to the Offer, a passive loss recognized by that Unit Holder can be currently deducted (subject to the other applicable limitations) to the extent of the Unit Holder's passive income from the Partnership for that year plus any other net passive activity income for that year, and a gain recognized by a Unit Holder upon the sale of Units can be offset by the Unit Holder's current or "suspended" passive activity losses (if any) from the Partnership and other sources. If, on the other hand, a Unit Holder sells 100 percent of its Units pursuant to the Offer, any "suspended" losses from the Partnership and any losses recognized upon the sale of the Units will be offset first against any other net passive gain to the Unit Holder from the sale of the Units and any other net passive activity income from other passive activity investments, and the balance of any "suspended" net losses from the Units will no longer be subject to the passive activity loss limitation and, therefore, will be deductible by such Unit Holder from its other "ordinary" income (subject to any other applicable limitations). If more than 1,772 Units are tendered, some tendering Unit Holders may not be able to sell 100 percent of their Units pursuant to the Offer because of proration of the number of Units to be purchased by the Purchaser, unless the Purchaser amends the Offer to increase the number of Units to be purchased.

      Unit Holders (other than tax-exempt persons, corporations and certain foreign individuals) who tender Units may be subject to 31 percent backup withholding unless those Unit Holders provide a taxpayer identification number ("TIN") and are certain that the TIN is correct or properly certify that they are awaiting a TIN. A Unit Holder may avoid backup withholding by properly completing and signing the Letter of Transmittal. If a Unit Holder who is subject to backup withholding does not include its TIN, the Purchaser will withhold 31 percent from payments to such Unit Holder.

      A Unit Holder who tenders Units must file an information statement with his federal income tax return for the year of the sale which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). The selling Unit Holder must also notify the Partnership of the date of the transfer and the names, addresses and tax identification numbers of the transferors and transferee within 30 days of the date of the transfer (or, if earlier, January 15 of the following calendar year) (See IRS Form 8308).

                              CERTAIN LEGAL MATTERS

      General. Except as set forth in this Section, the Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section.

      State Takeover Statutes. The Partnership was formed under the laws of the State of California, which currently does not have any takeover statute applicable to limited partnerships. However, it is a condition to the Offer that no state or federal statute impose a material limitation on the Purchaser's right to vote the Units purchased pursuant to the Offer. If this condition is not met, Purchaser may terminate or amend the Offer.

      If any person seeks to apply any state takeover statute, the Purchaser will take such action as then appears desirable, which action may include challenging the validity or applicability of any such statute in appropriate court proceedings. If there is a claim that one or more takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statutes do not apply or are invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. This could prevent the Purchaser from purchasing or paying for Units tendered pursuant to the Offer, or cause delay in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment or pay for Units tendered.

      Fees and Expenses. Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. The Purchaser will pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses; provided, however, if Valley Creek exercises its option pursuant to the Option Agreement, Valley Creek will pay for a portion of such costs and expenses, excluding any litigation expenses, in an amount determined in accordance with the terms of the Option Agreement.. The Purchaser will reduce the purchase price of Units by any transfer fees imposed by the Partnership.

      Miscellaneous. The Offer is not made to (nor will tenders be accepted on behalf of) Unit Holders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it deems necessary to make the Offer in any jurisdiction and extend the Offer to Unit Holders in such jurisdiction.

      In any jurisdiction where the securities or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

      The Purchaser has filed with the Commission a Tender Offer Statement on
Schedule 14D-1 pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth under the caption "CERTAIN INFORMATION CONCERNING THE PARTNERSHIP -- GENERAL".

      No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.


                                       EVEREST TAX CREDIT INVESTORS, LLC

May 12, 1998

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS


      The business address of each executive officer and director of Everest Properties II, LLC is 199 South Los Robles Avenue, Suite 440, Pasadena, California 91101. Each executive officer and director is a United States citizen. The name and principal occupation or employment of each executive officer and director of Everest Properties II, LLC, are set forth below.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                                   POSITION AND FIVE-YEAR EMPLOYMENT HISTORY
----                                   -----------------------------------------
W. Robert Kohorst       President of Everest Properties II, LLC from 1996 - present. President and Director of Everest Properties, Inc. from 1994 - present.
                        President and Director of KH Financial, Inc. from 1991 - present.

David I. Lesser         Executive Vice President and Secretary of Everest Properties II, LLC
                        from 1996 - present. Executive Vice President of Everest Properties,
                        Inc. from 1995 - present. Principal and member of Feder, Goodman &
                        Schwartz, Inc. from 1992 - 1996.


      The business address of each executive officer and director of Imperial Bank and Imperial Bancorp is 9920 South La Cienega Boulevard, Inglewood, California 90301. Each executive officer and director is a United States citizen. The name and principal occupation or employment of each executive officer and director of Imperial Bank and Imperial Bancorp are set forth below.


                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                                   POSITION AND FIVE-YEAR EMPLOYMENT HISTORY
----                                   -----------------------------------------
George L. Graziadio, Jr.      Chairman of the Board, President and Chief Executive Officer of
                              Imperial Bancorp for the past five years. Chairman of the Board and
                              Co-Founder of Imperial Bank. Chairman of the Board of Imperial
                              Financial Group, Inc. Mr. Graziadio is also engaged as an owner or partner in many other business activities primarily in the real estate industry. Director of Coastcost Corp.

J. Richard Barkley            Executive Vice President and Director, Human Resources for the past five years.

Richard J. Casey              Executive Vice President of Imperial Bank for the past five years.

Harry W. Chenoweth            Executive Vice President of Imperial Bank commencing in 1997.
                              Previously served as a Senior Vice President with Union
                              Bank for five years.

Norman P. Creighton           Vice Chairman and Chief Executive Officer and Director of Imperial
                              Bank for the past five years. Director of Imperial Bancorp.

Richard K. Eamer              Director of Imperial Bank and Imperial Bancorp. Chairman Emeritus of
                              Tenet Healthcare Corporation.  Chairman of National Medical
                              Enterprises.

Robert M. Franko              President and Director of Imperial Finance Group, Inc. commencing in
                              1997. Executive Vice President and Chief Financial Officer of Imperial
                              Bank from 1995-1997. Previously served as President and Chief Executive
                              Officer of Springfield Bank and Trust Ltd.

G. Louis Graziadio, III       Director of Imperial Bancorp. President of Ginarra Holdings, Inc.
                              Co-Chairman of the Board of Imperial Financial Group, Inc.

Bernard G. LeBeau             Director of Imperial Bancorp and Imperial Bank. Chairman of the Board
                              of Imperial Bank from 1982 - 1995.

Eldon K. Lloyd                Executive Vice President, Chief Credit Officer of Imperial Bank for
                              the past five years.

William L. MacDonald          Director of Imperial Bank. President and Chief Executive Officer of
                              Compensation Resource Group.

Daniel R. Mathis              Director, President and Chief Operating Officer of Imperial Bank.

Christine McCarthy            Executive Vice President and Chief Financial Officer of Imperial Bank
                              commencing in 1997. Executive Vice President and Chief
                              Financial Officer of First Interstate Bank for the five
                              years prior to 1997.

Lee E. Mikles                 Director of Imperial Bank from 1994 to present. Investment Advisor,
                              Mikles/Miller Management, Inc. Director of Coastcast Corp.

Paul A. Novelly               Director of Imperial Bank. President of Apex Oil Co. Director of
                              Imperial Financial Group, Inc. Director of Coastcast Corp., Vista
                              2000, Inc., and Intrawest Corp.

Robert S. Muehlenbeck         Executive Vice President of Imperial Bank since 1993. President of
                              Seaborg, Inc. for five years prior thereto.

Charles T. Owen               Director of Imperial Bank. President and Publisher of the San Diego
                              Business Journal.

John A. Andreini              Director of Imperial Bank. Chairman of Andreini & Co.

James R. Daly                 Executive Vice President of Imperial Bank since 1996. Previously served as President of Sunrise Bank.

Richard Baker                 Senior Vice President, General Counsel and Secretary of Imperial
                              Bancorp and Imperial Bank since 1983. Previously served as Senior Vice
                              President and General Counsel for American City Bank.


      The Manager of Valley Creek Capital, Inc., a Delaware limited liability company ("Valley Creek"), is Global Capital Management, Inc., a Delaware corporation ("GCM"), which is controlled by its three officers and directors, Richard J. Emmerich, John D. Brandenborg and Michael J. Frey. GCM is also the general partner of and exercises sole control over the limited partnership which is a member of Valley Creek and which owns all of the interests of Valley Creek. The business address of each executive officer and director of GCM is 601 Carlson Parkway, Suite 200, Minnetonka, Minnesota 55305. Each executive officer and director is a United States citizen. The name and principal occupation or employment of each executive officer and director of GCM are set forth below.

                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                              POSITION AND FIVE-YEAR EMPLOYMENT HISTORY
----                              -----------------------------------------
Richard J. Emmerich     Richard J. Emmerich has been the President and a Director of GCM from
                        August 1988 to present.

John D. Brandenborg     John D. Brandenborg has been a Vice President, Treasurer and a
                        Director of GCM from August 1988 to present.

Michael J. Frey         Michael J. Frey has been Secretary, Vice President and a Director of
                        GCM from 1988 to present.


                                   APPENDIX A

      Set forth below is a summary of certain financial data for the Partnership which has been excerpted or developed from the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "Form 10-K"), filed with the Securities and Exchange Commission. Such reports and other documents filed by the Partnership with the Commission contain more comprehensive financial and other information, including the notes accompanying the financial statements, and the following summary is qualified in its entirety by reference to such report and other documents and all the financial information and related notes contained therein.

                                     PART I

                             SELECTED FINANCIAL DATA

                            STATEMENTS OF OPERATIONS


              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



                                         1997              1996              1995
                                     -----------       -----------       -----------
Interest income ...............      $    13,218       $    24,231       $    52,399

Operating expenses:
  Amortization ................           54,445            54,836            54,836
  Partnership management fees .          210,084           209,807           199,751
  Other .......................           33,678            24,395            51,674
                                     -----------       -----------       -----------
Total operating expenses ......          298,207           289,038           306,261
                                     -----------       -----------       -----------
Loss from operations ..........         (284,989)         (264,807)         (253,862)
Equity in losses from
limited partnerships ..........       (1,155,586)       (1,128,793)       (1,579,652)
                                     -----------       -----------       -----------
Net loss ......................      $(1,440,575)      $(1,393,600)      $(1,833,514)
                                     ===========       ===========       ===========
Net loss allocable to:
  General partners ............      $   (14,406)      $   (13,936)      $   (18,335)
                                     ===========       ===========       ===========
  Limited partners ............      $(1,426,169)      $(1,379,664)      $(1,815,179)
                                     ===========       ===========       ===========
Net loss per weighted number of
  limited partners units ......      $    (80.46)      $    (77.83)      $   (102.40)
                                     ===========       ===========       ===========
Outstanding weighted number of
  limited partner units .......           17,726            17,726            17,726
                                     ===========       ===========       ===========

                                 BALANCE SHEETS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                        1997              1996
                                                    -----------       -----------
ASSETS
  Cash and cash equivalents ..................      $   377,378       $   517,151
  Investments in limited partnerships (Note 2)        7,291,595         8,447,282
  Other assets ...............................                0            12,492
                                                    -----------       -----------
                                                    $ 7,668,973       $ 8,976,925
                                                    ===========       ===========
LIABILITIES AND PARTNERS' EQUITY (DEFICIT)
  Liabilities
    Accrued fees and expenses due to General
    Partner and affiliates (Note 3) ..........      $   836,316       $   703,693
                                                    -----------       -----------
Partners' equity (deficit):
  General partners ...........................          (96,935)          (82,529)
  Limited partners (20,000 units authorized;
  17,726 units issued and outstanding at
  December 31, 1997 and 1996) ................        6,929,592         8,355,761
                                                    -----------       -----------
  Total partners' equity .....................        6,832,657         8,273,232
                                                    -----------       -----------
                                                    $ 7,668,973       $ 8,976,925
                                                    ===========       ===========


DIVIDEND HISTORY

      The Partnership has made no distributions of net cash flow to Unit Holders from its inception through December 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

      Since inception, the Partnership has received $17,726,000 in cash from the sale of Units. Substantially all of the $17,726,000 has been committed to the purchase price and acquisition fees and costs of investments in Local Limited Partnerships, reserves and expenses of the offering. Although not presently the case, the Partnership previously had identified its investments in advance of receipt of sufficient cash capital to fund the investments. As of December 31, 1997, the Partnership had made capital contributions to Local Limited Partnerships in the amount of approximately $12,914,000.

      As of December 31, 1997 and 1996 the Partnership was indebted to the General Partner or affiliates in the amounts of approximately $836,300 and $703,700. The component items of such indebtedness were as follows: accrued asset management fees of approximately $834,900 and $699,800, respectively, and advances for operation expense of $1,400 and $3,900, respectively.

      Overall, the Partnership had a net decrease in cash and cash equivalents of approximately $139,800 for the period ended December 31, 1997. This decrease in cash resulted from uses by investing activities, and from operations. Cash used by investing activities consisted primarily of capital contributions to limited partnerships of approximately $75,500 and cash provided by investing activities consisted of cash from distributions of $22,400 from Local Limited Partnerships and the collection of loans receivable of $8,500. Cash provided by operating activities consisted of interest income. Cash used in operating activities consisted primarily of payments for operating fees and expenses.

      Prior to the sale of any Apartment Complex, it is not expected that any of the Local Limited Partnerships in which the Partnership has invested or will invest will generate cash sufficient to provide distributions to the Partnership of any material amount. Distributions to the Partnership would first be used to meet operating expenses of the Partnership, including the payment of the Asset Management Fee to the General Partner. As a result, it is not anticipated that the Partnership will provide distributions to limited partners prior to the sale of the Apartment Complexes.

      The Partnership's investments are not readily marketable and may be affected by adverse general economic conditions which, in turn, could substantially increase the risk of operating losses for the Apartment Complexes, the Local Limited Partnerships and the Partnership. These problems may result from a number of factors, many of which cannot be controlled by the General Partner. Nevertheless, the General Partner anticipates that capital raised from the sale of Local Limited Partnership interests is sufficient to fund the Partnership's operation.

      Subsequent to the close of its public offering, the Partnership established working capital reserves of approximately 3.1% of capital contributions (or approximately $546,000), an amount which is anticipated to be sufficient to satisfy general working capital and administrative expense requirements of the Partnership including payment of the asset management fee as well as expenses attendant to the preparation of tax returns and reports to the limited partners and other investor servicing obligations of the Partnership. To the extent that working capital reserves are insufficient to satisfy the cash requirements of the Partnership, it is anticipated that additional funds would be sought through bank loans or other institutional financing. The General Partner may also apply any cash distributions received from the Local Limited Partnerships for such purposes or to replenish or increase working capital reserves.

RESULTS OF OPERATIONS

      As reflected on its Statements of Operations, the Partnership had losses of $1,440,575, 1,393,600 and 1,833,514 for December 31, 1997, 1996 and 1995,
respectively. The component items of revenue and expense are discussed below.

      Revenue. Partnership revenues consisted entirely of interest earned on cash deposits held in financial institutions as reserves. Interest revenue in future years will be a function of prevailing interest rates and the amount of cash balances.

      Expenses. The most significant component of operating expenses is expected to be the Asset Management Fee. The Asset Management Fees is equal to 0.5% of invested asset in Local Limited Partnerships. Accordingly, the amount to be incurred in the future is a function of the level of such invested assets (i.e., the sum of the Partnership's capital contributions to the Local Limited Partnerships plus the Partnership's share of the debts related to the Apartment Complexes owned by such Local Limited Partnerships). The annual management fee incurred was approximately $210,000, $210,000, and $200,000, for the years ended December 31, 1997, 1996 and 1995, respectively. Amortization expense consists of the amortization over a period of 30 years of the acquisition fee and other expenses attributable to the acquisition of Local Limited Partnership interests. Office expense consists of the Partnership's administrative expenses, such as accounting and legal fees, bank charges and investor reporting expenses.

      Equity in losses from Local Limited Partnerships. The Partnership's equity in losses from Limited Partnerships is equal to 99% of the aggregate net loss of the Limited Partnerships. After rent-up, the Limited Partnerships are expected to generate losses during each year of operations. This is so because, although rental income is expected to exceed cash operating expenses, depreciation and amortization deductions claimed by the Local Limited Partnerships are expected to exceed net rental income.

                                     PART II

                  PROJECTS OWNED BY LOCAL LIMITED PARTNERSHIPS
                   IN WHICH THE PARTNERSHIP HAS AN INVESTMENT
                             AS OF DECEMBER 31, 1997

                                                                                   PERCENTAGE
                                                                                    OF TOTAL
                                                         UNITS         UNITS         UNITS
           NAME & LOCATION             NO. OF APTS.    COMPLETED      OCCUPIED      OCCUPIED
           ---------------             ------------    ---------      --------      --------

601 Main Street Investors..........         156           156            147            94
  Stockton, California
ADI Development Partners, Ltd......          31            31             29            94
  Delhi, California
Bayless Garden Apartments..........          46            46             44            95
  Red Bluff, California
Blackberry Oaks, Ltd...............          42            42             41            98
  Lodi, California
Jacob's Square.....................          45            45             44            98
  Exeter, California
Mecca Apartments II................          60            60             56            93
  Mecca, California
Nevada Meadows.....................          34            34             34           100
  Grass Valley, California
Northwest Tulare Associates........          54            54             50            93
  Ivanhoe, California
Orland Associates, Ltd.............          39            39             39           100
  Orland, California
Pinegate...........................          56            56             56           100
  Ahoskie, North Carolina
Silver Birch.......................          35            35             33            94
  Huron, California
Twin Pines Apartments Association..          39            39             30            77
  Groveland, California
Ukiah Terrace......................          42            42             42           100
  Ukiah, California
Woodlake Garden Apts...............          48            48             47            98
  Woodlake, California
Yucca Warren Vista, Ltd............          50            50             47            94
  Joshua Tree, California

  TOTAL                                     777           777            730            95
                                            ===           ===            ===            ==


        The Letter of Transmittal, and any other required documents should be sent or delivered by each Unit Holder or his broker, dealer, commercial bank, trust company or other nominee to the Purchaser at its address set forth below:

                           EVEREST PROPERTIES II, LLC
                                    (MANAGER)
                           199 SOUTH LOS ROBLES AVENUE
                                    SUITE 440
                           PASADENA, CALIFORNIA 91101

      Questions and requests for assistance may be directed to the Purchaser at its address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, and other tender offer materials may be obtained from the Purchaser as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                  For information regarding the Offer contact:

                           EVEREST PROPERTIES II, LLC
                                    (MANAGER)
                           199 SOUTH LOS ROBLES AVENUE
                                    SUITE 440
                           PASADENA, CALIFORNIA 91101

                        (800) 611-4613 OR (626) 585-5920
                            FACSIMILE: (626) 585-5929